Cullman Bancorp, Inc.

316 Second Avenue, S.W.

Cullman, Alabama 35055

August 10, 2009

Mr. William Friar

Senor Financial Analyst

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Cullman Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-160167

Dear Mr. Friar:

Cullman Bancorp, Inc. (the “Company”) hereby acknowledges that:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John A. Riley

John A. Riley

President

cc:	Kip A. Weissman, Esq.
Robert B. Pomerenk, Esq.